UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*

Buffalo Wild Wings, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

119848109
(CUSIP Number)

Richard T. McGuire III Marcato Capital Management LP Four Embarcadero Center, Suite 2100 San Francisco, CA 94111 (415) 796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Richard M. Brand Aly El Hamamsy Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-6000

October 13, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 119848109	SCHEDULE 13D	Page 2 of 11

1	NAMES OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 119848109	SCHEDULE 13D	Page 3 of 11

1	NAMES OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard T. McGuire III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 119848109	SCHEDULE 13D	Page 4 of 11

1	NAMES OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
260,396

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
260,396

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
260,396

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 119848109	SCHEDULE 13D	Page 5 of 11

1	NAMES OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,009

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,009

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,009

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 119848109	SCHEDULE 13D	Page 6 of 11

1	NAMES OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato International Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
663,595

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
663,595

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
663,595

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 119848109	SCHEDULE 13D	Page 7 of 11

1	NAMES OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato NY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
100

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 119848109	SCHEDULE 13D	Page 8 of 11

This amendment No. 5 to Schedule 13D (this “Amendment No. 5”), amends and supplements the Schedule 13D (the “Initial 13D”) filed on July 25, 2016 (the Initial 13D and, as amended and supplemented through the date of this Amendment No. 5, collectively the “Schedule 13D”), by the Reporting Persons, relating to the Common Stock, no par value (the “Shares”), of the Issuer, a Minnesota corporation. Marcato, L.P., Marcato II, L.P., Marcato International Master Fund, Ltd. and Marcato NY LLC are collectively referred to herein as the “Funds.”  Capitalized terms not defined in this Amendment No. 5 shall have the meaning ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

CUSIP No. 119848109	SCHEDULE 13D	Page 9 of 11

Item 4.	Purpose of Transaction.

On October 13, 2016, Marcato sent a letter to the Board of Directors of the Issuer.  The letter is attached hereto as Exhibit I and incorporated by reference in this Item 4 in its entirety.

CUSIP No. 119848109	SCHEDULE 13D	Page 10 of 11

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement*
 Exhibit B:  Schedule of Transactions in Shares*
Exhibit C:  Letter, dated August 17, 2016*
Exhibit D:  Presentation, dated August 25, 2016*
Exhibit E:  Schedule of Transactions in Shares*
Exhibit F:  Joinder Agreement*
Exhibit G:  Presentation, dated October 5, 2016*
Exhibit H:  Schedule of Transactions in Shares*
Exhibit I:  Letter, dated October 13, 2016

*   Previously filed.

CUSIP No. 119848109	SCHEDULE 13D	Page 11 of 11

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 14, 2016
Marcato Capital Management LP♦
By:	Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III♦
Richard T. McGuire III

Marcato, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato II, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Marcato NY LLC

By:	Marcato, L.P., its Sole Member

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

♦
This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

October 13, 2016

Board of Directors
Buffalo Wild Wings, Inc.
5500 Wayzata Boulevard, Suite 1600
Minneapolis, MN  55416
Attn:  Sally Smith

Dear Members of the Board:

As you know, on August 22nd Marcato submitted a standard and routine request for shareholder list materials so that we may communicate with our fellow shareholders of Buffalo Wild Wings, Inc. (the “Company or “BWW”).  Unfortunately, the Company has still not complied with its obligations under Minnesota law, as the vast majority of the requested information – and virtually all useful requested information – remains outstanding.  We are hopeful that management will agree to provide the remaining information promptly and without any further waste of Company resources.

We are troubled by the lengths to which management has gone in an apparent attempt to thwart our communications with other shareholders and have no doubt that our fellow shareholders will find management’s behavior as disconcerting as we do.  We were further troubled to hear of your decision on October 6th to appoint three new directors to the Company’s board, a decision made unilaterally and without consultation with the Company’s shareholders.  These new appointments were clearly intended to create the false impression of meaningful change, but without actual engagement in constructive dialogue with shareholders.  These actions are an unfortunate continuation of the Company’s pattern of entrenchment, obfuscation and poor decision making.  Accordingly, we are writing this letter to alert you and our fellow shareholders of the Company’s obstructionist behavior in the hope that you will instruct management to immediately put an end to it.

It has now been more than seven weeks since Marcato—a 5.2% stakeholder in BWW—requested a limited amount of information for the purpose of communicating with fellow shareholders.  As I’m sure you know, Marcato has an unassailable right under Minn. Stat. § 302A.461 to receive this information.  Other public companies routinely provide such information to shareholders without question or delay when presented with similar requests.  This is in fact the very same information that BWW is already using itself—we are merely seeking to have a “level playing field” with the Company. It should not take nearly two months to produce.

The Company initially refused to acknowledge that Marcato owned any BWW shares.  Specifically, Company counsel stated that the Schedule 13D which we filed with the U.S. Securities and Exchange Commission on August 17, 2016, a copy of which was enclosed with our request, was “insufficient to demonstrate that any particular entity was a shareholder of

BWW as of [August 22, 2016].”  Company counsel insisted that we provide a brokerage account statement evidencing Marcato’s ownership.  When asked to explain, our attorneys were told by your counsel that Marcato “could have sold all of its shares” since the 13D filing.  To put it another way: management appears to have envisioned a scenario in which Marcato submitted a shareholder list request after it sold all of its BWW holdings, without disclosing the sale in a subsequent 13D amendment.  It’s a scenario that defies logic.  Company counsel then conditioned providing any information on Marcato entering into an onerous confidentiality agreement that went well beyond what was required by law.  Surely, management must have understood that providing a draft agreement with such terms served no purpose other than to further delay our communications with other shareholders.

Nevertheless, we reached out in good faith with a draft confidentiality agreement reflecting an accommodating approach.  We also provided the account statement, as requested.  In return, Company counsel asserted that Marcato Capital Management LP (“Marcato Capital”) was not a proper party to the shareholder list request “[g]iven that the applicable statute requires the shareholder to own stock as of the dated [sic] of a demand.”  We were surprised by this response, given that Minn. Stat. § 302A.461 explicitly states that a “beneficial owner” has an “absolute right” to demand shareholder list materials and that Marcato Capital was clearly a beneficial owner.  Your counsel then demanded that Marcato Capital provide copies of its confidential investment advisory agreements to prove that it was a beneficial owner of common stock.

After multiple rounds of back and forth with counsel, management backed off its unsupported demands and conceded that we were shareholders and entitled to receive materials.  We were optimistic we were putting this episode behind us.  Unfortunately, when the materials we were promised finally arrived by email, the information we were given was incomplete, outdated and virtually useless.  These materials included:

•
Transfer agent-level shareholder lists of the holders of record of the Company’s common stock dated as of September 13, 2016 and March 17, 2016.  These lists did not provide any information regarding the identities or holdings of the actual beneficial owners of the common shares – information necessary to communicate with them and which is not only customarily provided but legally required to be provided; and

•
A list of holders of Company shares held through employee benefit plans, dated March 14, 2016.  This list is over six-months old and only provides information with respect to approximately 1% of the Company’s outstanding shares.

In other words, management chose to disclose only the holders known to the Company’s transfer agent.  You undoubtedly are aware that, as with every other public company, virtually all BWW shareholders hold their shares in “street name” through accounts with banks, brokers and other financial intermediaries.  The distinction between the two is critical and widely understood.  The information we were provided contains no relevant or useful information about the actual shareholder base.  That the Company would respond to our request in such a perfunctory manner is deeply disappointing.

It is clear that, in providing this information, management’s intent was to inhibit or delay our communications with other shareholders.  In this regard, it does not appear to be a mere coincidence that the information that management is refusing to provide us is also that which would facilitate such communications.  In particular, the Company’s response included neither a list of Non Objecting Beneficial Owners (“NOBO”) nor any information obtained from the Depository Trust Company (“DTC”).  This is information that is easy to generate on a rolling basis as we have requested.  It’s not much harder than pushing a button.  And doing so would cost the Company nothing as we have committed to cover the expense.

If management’s true intent was to allow Marcato to communicate with other BWW shareholders, it would have provided all of the information requested in our August 22nd letter, including:

•	Contact information that was omitted in the Company’s response (e.g., telephone numbers) with respect to each record holder and employee plan (a “Plan”) participant;
•	Dates on which each record holder became a holder of record of shares;
•	Name, business address and telephone number of the Plan’s trustee or administrator;
•
Detailed explanation of the voting treatment of (A) shares of Company stock (“Stock”) for which a trustee or administrator receives instructions from Plan participants and (B) shares of Stock for which either the trustee or administrator does not receive instructions or shares of Stock which are outstanding in any such Plan but are unallocated to any participant;

•
Complete record or list of the holders of Stock and respondent banks (and their email addresses) who have elected to receive electronic copies of proxy materials with respect to meetings of stockholders of the Company pursuant to Rule 14a-16(j)(2) of the Securities Exchange Act of 1934 (the “Exchange Act”);

•
All information in possession or control of the Company or any of its transfer agents, registrars or proxy solicitors, or which can reasonably be obtained from DTC, brokers, dealers, banks, clearing agencies, voting trustees or their respective nominee, concerning the names, addresses, telephone numbers and number of shares of Stock held by the participating brokers and banks named in the individual nominee names of Cede & Co., specifically with respect to Cede & Co., the daily DTC Security Position Reports, or other similar depositories or nominees, including respondent bank lists, all omnibus proxies and related respondent bank proxies and listings issued pursuant to Rule 14b-2 under the Exchange Act;

•
All information in or that comes into the Company’s or its transfer agents’, registrars’ or proxy solicitors’ possession or control, or that can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or their respective nominee (including

Broadridge Financial Services and Mediant Communications), relating to the names, addresses, and number of shares of the beneficial owners of Stock pursuant to Rule 14b-1(c) or Rule 14b-2(c) under the Exchange Act, including a NOBO list; and

•	Updates to all of the information described above on a rolling basis going forward.

These materials should be provided to us promptly.  We have no desire to engage in litigation as a means to resolve the issues outlined in this letter.  However, we are quickly approaching a point where management’s obstinate resistance will leave us with no other choice, and your recent actions have only exacerbated our concerns that shareholders’ interests are not being served by the board as currently composed.  Accordingly, we reserve all rights and remedies.

We look forward to hearing from you.

Sincerely,

Mick McGuire